September 12, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:         Jeffrey P. Riedler, Assistant Director

Re:     Tokai Pharmaceutical, Inc. Registration Statement on Form S-1 (No. 333-198052)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), BMO Capital Markets Corp., Stifel, Nicolaus & Company, Incorporated, and William Blair & Company, L.L.C., as representatives of the several underwriters, hereby join Tokai Pharmaceuticals, Inc., in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern time on September 16, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 2,505 copies of the Preliminary Prospectus dated September 2, 2014 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours, BMO Capital Markets Corp.

By:	/s/ Lori Begley
Name: Lori Begley
Title: Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Keith Lister
Name: Keith Lister
Title: Managing Director

William Blair & Company, L.L.C.

By:	/s/ Brett Paschke
Name: Brett Paschke
Title: Head of ECM

[Signature Page to Underwriters’ Acceleration Request]